Exhibit 99.1

Ballard Power Systems Inc. News Release

Ballard Board of Directors Appoints John Sheridan Chairman of the Board

Firoz Rasul Named Chairman Emeritus

For Immediate Release – June 22, 2004

Vancouver, Canada - Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) announced today that the board of directors appointed John Sheridan as its non-executive Chairman of the Board, effective immediately. Mr. Sheridan, former President and Chief Operating Officer of Bell Canada, has been a director of Ballard since 2001. Mr. Sheridan has extensive experience in corporate governance, having served on numerous boards across Canada, as well as in the USA and UK.

“I am very pleased to be appointed Chairman of the Board and look forward to working more closely with the Ballard Board and Management team,” said John Sheridan. He added that he “shares Ballard’s focus on best practices in corporate governance and is committed to enhancing these practices as Ballard continues to build a sustainable business.”

In addition, the board of directors awarded the honorary title of Chairman Emeritus to Firoz Rasul in recognition of his significant contributions and leadership from 1989 to 2004. Mr. Rasul will continue to serve both Ballard and the fuel cell industry in his role as special advisor to Ballard and as Chairman of the California Fuel Cell Partnership and the Canadian Hydrogen Highway. In these roles, Mr. Rasul will continue to promote to the world the virtues of fuel cells, the hydrogen economy and Ballard.

“During Firoz Rasul’s 15-year tenure at Ballard, we have seen fuel cell technology evolve from an interesting lab experiment to become not just a bona fide alternative to, but arguably the inevitable replacement for internal combustion engines in automobiles,” said Dennis Campbell, Ballard’s President and Chief Executive Officer. “Firoz’s appointment as Chairman Emeritus is in recognition of his leadership, dedication and vision. On behalf of Ballard, I would like to thank Firoz for his tireless efforts, unwavering belief in, and commitment to, Ballard’s vision of Power to Change the World®.”

This release contains forward-looking statements that are based on the beliefs of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. When used in this release, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negative of these words or such other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current views of Ballard with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements.

Ballard Power Systems is recognized as the world leader in developing, manufacturing and marketing zero-emission proton exchange membrane fuel cells. Ballard is commercializing fuel cell engines for transportation applications and fuel cell systems for portable and stationary products. Ballard is also commercializing electric drives for fuel cell and other electric vehicles and power conversion products, and is a Tier 1 automotive supplier of friction materials for power train components. Ballard’s proprietary technology is enabling automobile, bus, electrical equipment, portable power and stationary product manufacturers to develop environmentally clean products for sale. Ballard is partnering with strong, world-leading companies, including DaimlerChrysler, Ford and EBARA, to commercialize Ballard® fuel cells. Ballard has supplied fuel cells to Honda, MGE UPS SYSTEMS, Mitsubishi, Nissan and Volkswagen, among others.

Ballard, the Ballard logo, Nexa and Power to Change the World are registered trademarks of Ballard Power Systems Inc.

For investor information, please contact: Michael Rosenberg t) 604.412.3195 f) 604.412.3100 investors@ballard.com	For media information, please contact: Media Relations t) 604.412.4740 f) 604.412.3100 media@ballard.com	For product information, please contact: Marketing Department t) 604.453.3520 f) 604.412.3100 marketing@ballard.com	Ballard Power Systems Inc. 4343 North Fraser Way Burnaby, British Columbia Canada V5J 5J9 t) 604.454.0900 f) 604.412.4700 www.ballard.com